Exhibit 12.1

MITCHAM INDUSTRIES, INC.
Ratio of Earnings to Fixed Charges

	Year Ended January 31,
	2020	2019	2018	2017	2016
Earnings
(Loss) Income before income taxes	(10,409)	(19,588)	(20,159)	$(31,339)	$(27,759)
Fixed charges (as outlined below)	140	278	245	846	932
Total earnings, as defined $	(10,269)	(19,310)	(19,914)	(30,493)	(26,827)

Fixed Charges
Interest	(46)	72	47	$653	$739
Estimate of interest within rental expense	$186	$206	$198	$193	$193
Total fixed charges	$140	$278	$245	$846	$932

Ratio of (losses) earnings to fixed charges	*	*	*	*	*

*
Earnings for the years ended January 31, 2020, January 31, 2019, January 31, 2018, January 31, 2017 and January 31, 2016 were insufficient to cover fixed charges by $10,409, $19,588, $20,159, $31,339 and $27,759, respectively.